UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 15th floor, suite 152

Consolação, São Paulo – SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

TABLE OF CONTENTS

EXHIBIT
99.1	Arco Platform Limited – Consolidated Financial Statements for the year ended December 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: March 30, 2023